UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Paylocity Holding Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

70438V 106
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐        Rule 13d-1(b)
☐        Rule 13d-1(c)
☒        Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438V 106	Schedule 13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Steven Ira Sarowitz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 9,611,913 shares (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 9,611,913 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,611,913 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1% (2)
12		TYPE OF REPORTING PERSON* IN
(1) Includes 232 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2023.
(2) Based on 56,312,986 shares of common stock outstanding on December 31, 2023 (including 232 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2023).

CUSIP No. 70438V 106	Schedule 13G	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer:

Paylocity Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1400 American Lane
Schaumburg, IL 60173

Item 2.

(a)	Name of Person Filing:

Steven Ira Sarowitz

(b)	Address of Principal Business Office or, if none, Residence:

Paylocity Holding Corporation
1400 American Lane
Schaumburg, IL 60173

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number: 70438V 106

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)
Not Applicable.

CUSIP No. 70438V 106	Schedule 13G	Page 4 of 5 Pages
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	9,611,913 shares (1)

(b)	Percent of Class:	17.1% (2)

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	9,611,913 shares (1)

	(ii) Shared power to vote or to direct the vote:	0 shares

	(iii) Sole power to dispose or to direct the disposition of:	9,611,913 shares (1)

	(iv) Shared power to dispose or to direct the disposition of:	0 shares

Item 5.    Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

CUSIP No. 70438V 106	Schedule 13G	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2024

By:	/s/ Steven Ira Sarowitz
Steven Ira Sarowitz